Gregory L. Hrncir, Esq.
                                                General Counsel
                                                Direct Dial: 818-400-5930
                                                E-mail: gregoryhrncir@yahoo.com

October 31, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:   Ms. Barbara C. Jacobs

Re: eRoomSystem Technologies, Inc.--Withdrawal of Registration Statement on Form S-3 (File No. 333-128481)

Dear Ms. Jacobs:

As counsel to eRoomSystem Technologies, Inc. (the "Company"), and in accordance with the provisions of Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Act"), we hereby request on behalf of the Company withdrawal of the above referenced registration statement on Form S-3 (the "Registration Statement").

We are requesting the withdrawal of the Registration Statement because of a change in market conditions, as well as a lack of liquidity in the Company's common stock quoted on the Over the Counter Bulletin Board under the symbol "ERMS.OB".

None of the securities covered by the Registration Statement has been sold in the offering contemplated therein. The selling shareholders named in the Registration Statement who continue to own securities included therein will be informed that the Registration Statement has been withdrawn.

We look forward to receiving your favorable response to our request as soon as possible. Please feel free to contact me at (818.400.5930) with any questions or comments.

Kindly acknowledge receipt of this letter by date-stamping the enclosed acknowledgement copy of this letter and returning it to me in the self-addressed stamped envelope provided.

Very truly yours,

/s/ Gregory L. Hrncir

Gregory L. Hrncir

Enclosure

cc:   David A. Gestetner


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